UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25



                           NOTIFICATION OF LATE FILING


                                                                       000-31159
                                                                 SEC File Number
                                                                      894486R106
                                                                      ----------
                                                                    CUSIP Number


|_|  Form 10-K and Form 10-KSB     |_|   Form 20-F       |_|   Form 11-K
|X|  Form 10-Q and Form 10-QSB     |_|   Form N-SAR

For Period Ended...............................................December 31, 2006
                                                               -----------------

                  |_|  Transition Report on Form 10-K
                  |_|  Transition Report on Form 20-F
                  |_|  Transition Report on Form 11-K
                  |_|  Transition Report on Form 10-Q
                  |_|  Transition Report on Form N-SAR

For the Transition Period Ended.................................................

   Read Instruction (on back page) Before Preparing Form. Please Print or Type
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:       Not Applicable

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PART I -- REGISTRANT INFORMATION


Trend Mining Company
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Full Name of Registrant

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Former Name if Applicable

5439 South Prince Street
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Addresses of Principal Executive Office

Littleton, CO  80120
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City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           |(a) The reasons described in reasonable detail in Part III of this | form could not be eliminated without unreasonable effort or
           |      expense;
|X| |(b) The subject annual report, semi-annual report, transition | report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion | thereof, will be filed on or before the fifteenth calendar day | following the prescribed due date; or the subject quarterly | report of transition report on Form 10-Q, or portion thereof | will be filed on or before the fifth calendar day following
           |      the prescribed due date; and
           |(c)   The  accountant's  statement or other exhibit required by Rule
           |      12b-25(c) has been attached if applicable.


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

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed in the prescribed time period.

Because of the resignation of the Company's only full-time employee on January 31, 2007 and the search for a replacement, the Company was not able to provide the financial statements for the fiscal quarter ended December 31, 2006, to the Company's independent auditors, Richey, May & Co., LLP, in time to allow Richey, May & Co., LLP to complete its review of the Form 10-QSB Report pursuant to the standards set forth by the Public Company Accounting Oversight Board. Only with unreasonable effort or expense could Richey, May & Co., LLP have completed this review in time for the Company to timely file its Form 10-QSB Report. The Company expects that the Form 10-QSB Report will be filed by February 19, 2007.



PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                John Ryan                    843                 263-1169
      ----------------------------       -----------       --------------------
                  (Name)                  Area Code         Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                        Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
                                        Yes |_| No |X|

      If so, attach an explanation of the anticipated change, both narratively and quantatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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


                              Trend Mining Company
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: February 14, 2007            By: /s/ Ishiung J. Wu
      -----------------                -----------------------------------------
                                       Name:   Ishiung J. Wu
                                       Title:  Interim President and Chief
                                               Executive Officer




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